

OFFERING MEMORANDUM

facilitated by



Storyville Catering Company LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Storyville Catering Company LLC
State of Organization	TX
Date of Formation	06/06/2022
Entity Type	Limited Liability Company
Street Address	6303 Frisco Square Blvd Apt 130, Frisco TX, 75034
Website Address	www.ShopStoryville.com

(B) Directors and Officers of the Company

Key Person		Robert King
Position with the Company		
	Title	CEO
	First Year	2022
Other business experience (last three years)		**AGENCY OWNER** – ROBERT KING INSURANCE AGENCY INC. March 2018 to Present Manage all phases of the sales cycle from prospecting to close and follow up support activity. Appointed to represent a multiple array of A+ Rated insurance carriers, we serve our clients as a trusted advisor to businesses and individuals. Started new book of business after sale of Farmers agency with focus on Social

Media and Referral based prospecting. Drove a 18% revenue increase in FY2020, outperforming "Model Agency" sales targets for the year. Increased referral business by 23% in 2019 after initiating an aggressive warm prospecting campaign that included email drip marketing and cold calling.

Met and frequently exceeded the financial budgetary objectives of represented clients. Assessed risk tolerance and benefit management goals to recommend solutions optimally suited to clients' needs. Developed deep subject matter expertise in commercial and cyber-liability risk for specific market segments including technology, retail, small service and habitational.

AGENCY OWNER – FARMERS INSURANCE
April 2003 – February 2018

A captive agent that built a 'SCRATCH' agency from zero to over 1400 clients within the first 5 years of operation through aggressive use of internet and direct mail marketing. Responsible for overseeing the business and financial management of the day-to-day operations of a seven-figure premium agency. Created sales and support teams with the agency to exceed Farmers Insurance sales goals by over 14% year over year for fifteen years.

Segmented the agency operation to include a strong commercial insurance book and employee benefits focus. In addition to personal and commercial line products, we offered Roth IRA's, Retirement Planning, and Annuities. Ensured agency compliance guidelines and received several awards and corporate recognition including, District 29 Agent of the Year and the Farmers top 10% Championship Award.

VICE PRESIDENT OF PUBLIC RELATIONS – AFFILIATED MEDIA GROUP

February 2000 – January 2003

National Public Relations and Media Strategist for large nonprofit organizations and events in the United States and Canada. Represented more than a dozen high level brands including Feed the Children and the film, Left Behind. We successfully supported launches, image re-launches and provided executive communication support for all of our clients. Developed image campaigns for diverse audiences nationally and for Major Broadcasting Corporation after their launch. Developed and implemented national media strategies to reach key diversity segments for MBC in an effort to raise awareness of the new cable channel to the general public.

Generated over $680,000 in recurring retainer revenue in 12 months for the new public relations arm of the growing boutique advertising agency.

VICE PRESIDENT OF GOVERNMENTAL AND PUBLIC AFFAIRS – LA CREDIT UNION LEAGUE May 1997 – February 2000

Corporate legislative and communications executive for the national trade association serving credit unions and their interests in Louisiana. Responsible for the image and corporate voice of credit union access to the public and its members and influencing policy makers on the unique role of credit unions in today's marketplace.

Reinvigorated the trade association with new talent and ideas that would ultimately revamp the corporate website, drive League membership from 71% to 90% in two short years, revise and jumpstart content strategies for the association magazine, create and develop corporate image videos and tee up a corporate campaign to reach and recruit more member participation through education programs.

4

MEDIA MANAGER – CITY OF NEW ORLEANS MAYOR MARC H. MORIAL March 1995 – March 1997

Official City Photographer and media strategist for the Morial Administration. Produced and edited the visual content for several official government publications included the State of the City Report and directed the monthly PBS television program for Mayor Morial.

Key Person	Joe Jones, Jr

Position with the Company
 	
                                                    Title
                                               First Year
	
	Managing Partner
	2022

Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* ***during the past three years*** *with an indication of job responsibilities. For example:* **Freelance FANS / Hospitality Consultant**, 01/2019 - 04/2022 Self-employed, McKinney, TX · • As a consultant, I work with organizations to offer advice and guidance in areas of Food Service, Cost Controls Menu Planning, and Training programs to achieve results **Director of Nutrition**, 09/2017 - 09/2018 USMD Hospital, Arlington, TX · • Successfully reduced food cost by 15 % · Provided patients meal choice, consistent with their care plans, Responsible for all Nutritional Services including staff supervision, purchasing, food safety and sanitation, food production, and quality assurance **General Manager**, 04/2016 - 09/2017 Craft & Crab, Colleyville, TX · • Coordinated and direct all work

duties for managers and staff ·
Oversaw all bids from vendors for
procurement of food, equipment
and services

Resource Manager of Nutrition,
06/2012 - 03/2016 Valley Services Inc,
Flowood, MS ·

- Responsible for regional budget of
  $10 million dollars · Directed
  monthly executive budget and
  financial meetings with all C-Suites
  in region

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Robert King	65%
Joe Jones, Jr	20%

(D) The Company's Business and Business Plan

The Space

The centerpiece of our design will be the Fresh Deli Counter that includes Upscale Seafood and Meat with the added bonus of New Orleans Style Cuisine available until Midnight Seven Days a Week!

- Fresh Quality Seafood and Meats
- Knowledgeable Staff that Can Suggest Pairings and Recipes
- Cooking Classes and Tastings from Food Purveyors in North Texas

The Space

Our proposed location has 1700 square feet of common space that's perfect for our concept.

- Upscale Seafood, Meats and Deli Counter
- Locally Sourced Produce
- Unique Condiments and Seasonings
- Extensive Beer and Wine Selection

The Team

Robert King, CEO

Robert "Bob" King will be the majority owner and CEO of Storyville Grocery and Deli. While attending Loyola University in the early 1980's, Bob learned and mentored both, "in front of the house and in the kitchen", at Uglesich's, one of New Orleans premier neighborhood restaurants. During his time at the iconic eatery, he developed an understanding of small business and restaurant success: consistency, over the top customer service, an excellent/fresh product, and an impeccable checks and balance system. Upon graduation, Bob traveled around the world in the United States Marine Corps. More so, he viewed societal patterns and community cooperatives that fostered successful retail development in urban settings. After moving to Texas, Bob became aware of popular food markets, which offered everything from fresh produce to prepared dinners. These establishments were consistently busy and Bob realized that Frisco and other tertiary markets would be the perfect location for a similar business. This June, Bob will be travelling back to New Orleans to partake in a review and internship at a local market deli where he will assist in the opening of a new location.

Joe Jones, Partner and Operations Manager

Joe Jones will be General Partner and Operations Manager of Storyville Grocery and Deli. Joe was born and raised in New Orleans and later moved with his family to Buffalo New York. Joe has been in the hospitality business since 1990. His professional accomplishments include numerous culinary awards and regional management recognitions in the Food Service Industry for hospitals and large corporate organizations. In addition to his culinary success, Joe has also served as a volunteer board member for the Boys and Girls Club in Buffalo New York.

Our Story

Storyville Grocery & Deli's name pays homage to a storied moment in New Orleans history that established an infamous red-light district associated with the early development of Jazz from 1897-1917 called Storyville. We particularly pay tribute to one of only three remaining buildings to survive today, a more than century old building that acted as a cornerstone of the community throughout the years as a Saloon and later a corner grocery store and restaurant. Standing at the intersection of Basin and Conti Streets and facing just west of St. Louis Cemetery #1, we will commemorate the history of Storyville and the culturally diverse Treme community. Ultimately, we plan to bring the Storyville Corner Grocery concept and it's unique spirit of community, convenience and culinary excellence to apartment/office communities all across the United States.

- Stocked with Locally Sourced, Seasonally Available Grocery Essentials
- New Orleans Creole Deli with an Extensive Stock of Grab and Go Meals
- Focused on Convenience with Free Delivery to our Apartment and Office Clientele

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	September 2, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Leasehold Improvements	$10,000	$20,000
Fixtures	$18,000	$36,000
Inventory	$15,000	$30,000
Advertising Marketing to Apartments/Offices	$4,000	$8,000
Mainvest Compensation	$3,000	$6,000
TOTAL	$50,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 4.0%[2]
Payment Deadline	2027-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.9%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	2.0%
$62,500	2.5%
$75,000	3.0%
$87,500	3.5%
$100,000	4.0%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Robert King	65%
Joe Jones, Jr	20%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Storyville Grocery was established in June, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Storyville Grocery's fundraising. However, Storyville Grocery may require additional funds from alternate sources at a later date.

Forecasted milestones

Storyville Grocery forecasts the following milestones:

- Secure lease in Frisco, Texas by July 28th, 2022.

- Complete Build out of Retail Space by September 28th, 2022

- Achieve $1,186000 revenue per year by 2023.

- Achieve $500,000 profit per year by 2028.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,186,000	$1,408,968	$1,718,941	$2,028,350	$2,210,902
Cost of Goods Sold	$600,000	$712,800	$869,616	$1,026,146	$1,118,499
Gross Profit	$586,000	$696,168	$849,325	$1,002,204	$1,092,403
EXPENSES					
Rent	$60,000	$60,000	$60,000	$60,000	$60,000
Utilities	$50,000	$51,250	$52,531	$53,844	$55,190
Salaries	$110,000	$180,000	$220,000	$260,000	$275,000
Insurance	$10,000	$10,250	$10,506	$10,768	$11,037
Equipment Lease	$28,000	$28,700	$29,417	$30,152	$30,905
Repairs & Maintenance	$24,000	$24,000	$24,000	$24,000	$24,000
Legal & Professional Fees	$12,000	$12,000	$12,000	$12,000	$12,000
Benefits	$18,000	$18,450	$18,911	$19,383	$19,867
Advertising	$24,000	$24,600	$25,215	$25,845	$26,491
Entertainment	$15,000	$15,000	$15,000	$15,000	$15,000
Office Supplies	$5,000	$5,940	$7,246	$8,550	$9,319
Operating Profit	$230,000	$265,978	$374,499	$482,662	$553,594

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress

Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V